Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

September 14, 2020

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”) File Nos. 33-72424, 811-8194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 246 (“PEA 246”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 247 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 29, 2020, with respect to the ALPS/Smith Balanced Opportunity Fund and the ALPS/Smith Credit Opportunities Fund, each a new series of the Registrant (each, a “Fund” and together, the “Funds”).

In connection with this response letter, and on or before September 14, 2020, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 248 to the Registrant’s registration statement under the 1933 Act (“PEA 248”), which is expected to include (i) changes to PEA 246 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 13, 2020 and September 11, 2020 to PEA 246, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 246.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Staff Comments Provided on August 13, 2020:

General

1.	Staff Comment: The Staff notes that some of their comments may be directed to certain pages of the Prospectus that refer to only one Fund; however, these comments may also apply to the disclosures for multiple Funds. The Registrant should review the Registration Statement as a whole to determine other areas where such comments may apply.

Registrant’s Response: Comment complied with.

2.	Staff Comment: Please complete all blanks contained in PEA 246 in connection with the upcoming Rule 485(b) filing with respect to the Funds.

Registrant’s Response: Comment complied with.

Annual Fund Operating Expenses Tables

3.	Staff Comment: The Staff notes that Instruction 3(c)(iii) to Item 3 of Form N-1A requires the Funds’ Annual Fund Operating Expenses Table to include a “Total Other Expenses” caption. Please revise the table accordingly.

Registrant’s Response: Comment complied with.

4.	Staff Comment: The Staff notes that the Statement of Additional Information (“SAI”) indicates that the Funds may engage in short sales. Please confirm whether the Funds intend to engage in short sales, and if so, please confirm that the costs of engaging in such activities are included in the “Other Expenses” sub-caption within the Annual Fund Operating Expenses Tables. If the costs associated with such activity are greater than 0.01% (one basis point) of the average net assets of a Fund, please include an associated sub-caption under “Other Expenses.”

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Funds do not currently intend to engage in short sales. To the extent that a Fund does engage in such activity, and the costs of engaging in such activity exceed 0.01% of the Fund’s average net assets, Registrant confirms that a corresponding sub-caption would be added to the Fund’s Annual Fund Operating Expense Table.

5.	Staff Comment: Page 21 of the Prospectus states, “[t]he Funds may, from time to time, invest in securities of other investment companies (such as certain exchange-traded funds or ETFs) primarily for purposes of short term cash management.” If the acquired fund fees and expenses (“AFFE”) associated with a Fund’s investment in other investment companies is greater than 0.01% (one basis point), please disclose as a sub-caption under “Other Expenses” within the Fund’s Annual Fund Operating Expense Table. If such costs are less than 0.01% of the average net assets of a Fund, please indicate that AFFE is included within “Other Expenses” in the Annual Fund Operating Expenses Table.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: The Registrant notes that each Fund currently intends to hold some securities such that AFFE will be between 0.00% and 0.01% of the average net assets such Fund. As a result, each Fund will include such fees in “Other Expenses” within the Fund’s Annual Fund Operating Expense Table.

6.	Staff Comment: If a Fund’s Annual Fund Operating Expense Table includes an AFFE sub-caption under “Other Expenses,” please indicate within a footnote to the Table that the AFFE information is based on estimates for the fiscal year.

Registrant’s Response: As noted in the response to Comment 5, the Funds will not include an AFFE sub-caption under “Other Expenses.” and therefore, Registrant has not added the requested footnote to the Funds’ Annual Fund Operating Expense Table.

7.	Staff Comment: If a Fund’s fee waiver and expense reimbursement will not be in effect please move the information contained in the footnote of the Fund’s Annual Fund Operating Expenses Table elsewhere in the Prospectus.

Registrant’s Response: Each Fund’s fee waiver and expense reimbursement will be in effect at inception. Therefore, Registrant has left the footnote in its current location.

8.	Staff Comment: Consider adding at the end of each Fund’s “Portfolio Turnover” section an additional sentence stating that because the Fund has not yet commenced operations, portfolio turnover information is not yet available.

Registrant’s Response: Comment complied with. The below language has been added at the end of each Fund’s “Portfolio Turnover” section.

“Because the Fund is newly launched, portfolio turnover information is not yet available.”

ALPS/Smith Balanced Opportunity Fund

9.	Staff Comment: Please revise the “Principal Investment Strategies of the Fund” section on page 2 of the Prospectus to comply with the “plain English” requirements of Form N-1A. Please consider revising the first paragraph of the section into shorter paragraphs by subject matter.

Registrant’s Response: Comment complied with.

10.	Staff Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section on page 2 of the Prospectus states that up to 25% of the equity portion of the investment portfolio may be in stocks outside of the US, which may include investments in emerging markets. If the Fund has an allocation strategy for domestic and non-domestic stocks, please disclose. If none, please confirm to the Staff that no such strategy exists.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Fund does not currently have a strategy for allocating assets between domestic and non-domestic stocks. Registrant further notes that also based on information from the Fund’s investment adviser and sub-adviser, investing in emerging markets is currently contemplated as a non-principal investment strategy of the Fund. Therefore, references to the Fund investing in emerging markets have been removed from the “Principal Investment Strategies of the Fund” section of the Prospectus.

11.	Staff Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section on page 2 of the Prospectus states, “the Fund may invest up to 10% of the equity portion of the investment portfolio in real estate investment trusts (REITs).” Please consider whether this is a principal investment strategy of the Fund, and if so, please include additional information about REITs and disclosure regarding the types of REITs in which the Fund will invest (for example, public vs. non-public).

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, investing in REITs is currently contemplated as a non-principal investment strategy of the Fund. Therefore, references to the Fund investing in REITs have been removed from the “Principal Investment Strategies of the Fund” section of the Prospectus.

12.	Staff Comment: The Fund’s “Principal Investment Strategies of the Fund” section on page 2 of the Prospectus states that the Fund’s fixed income investments may include, among other things, U.S. Government obligations and non-U.S. Government securities. Please consider whether this is a principal investment strategy of the Fund, and if so, please add attendant risks to the “Principal Risks of the Fund” section of the Prospectus.

Registrant’s Response: Comment complied with. Based on information from the Fund’s investment adviser and investment sub-adviser, investment in U.S. Government securities is currently a principal investment strategy of the Fund, and therefore, Registrant has added corresponding risks to the “Principal Risks of the Fund” section of the Prospectus. Also based on information from the Fund’s investment adviser and investment sub-adviser, investment in non-U.S. Government securities is currently contemplated as a non-principal investment strategy of the Fund. Accordingly, references to the Fund investing in non-U.S. Government securities have been removed from the Principal Investment Strategies of the Fund” section of the Prospectus.

13.	Staff Comment: Please confirm supplementally to the Staff that the Fund is not intending to invest in foreign issuers giving risk to exposure to a specific region, country or issuer. If the Fund does so intend, please add attendant risks to the “Principal Risks of the Fund” section of the Prospectus.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Fund does not currently intend to invest in foreign issuers giving risk to exposure to a specific region, foreign country or issuer.

14.	Staff Comment: The Fund’s “Principal Investment Strategies of the Fund” section on page 2 of the Prospectus states that the Fund’s fixed-income investments may include, among other things, “other mortgage-related products.” Please describe such products and add attendant risks to the “Principal Risks of the Fund” section of the Prospectus.

Registrant’s Response: The reference to “other mortgage-related products” in the “Principal Investment Strategies of the Fund” section has been removed.

15.	Staff Comment: Please revise the “Fixed Income Securities Risk” contained within the “Principal Risks of the Fund” section on page 4 of the Prospectus to include disclosure regarding dollar weighted average maturity and duration for the fixed income securities in which the Fund may invest. If no particular target, please so state.

Registrant’s Response: Comment complied with. The “Fixed Income Securities Risk” has been revised to include the following disclosure:

“The Fund does not have a targeted dollar weighted average maturity or duration for the fixed-income securities in which the Fund invests.”

16.	Staff Comment: The Fund’s “Principal Investment Strategies of the Fund” section includes that the Fund’s investments in non-agency mortgage-backed securities and non-agency commercial mortgage-backed securities are expected to comprise not more than 20% and 5% of the Fund’s net assets, respectively.

Please clarify the amount of the Fund’s net assets that are expected to be invested in all non-agency mortgage-backed securities. Please also specify the applicable tranches and add an attendant risk to the “Principal Risks of the Fund” section of the Prospectus. If the Fund will invest in lower-rated collateralized mortgage obligations, collateralized loan obligations, etc. as a principal investment strategy, please also include attendant risks in the “Principal Risks of the Fund” section of the Prospectus.

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, investments in non-agency mortgage-backed securities and non-agency commercial mortgage-backed securities are currently contemplated as non-principal investment strategy of the Fund. Accordingly, the discussion of these securities has been removed from the “Principal Investment Strategies of the Fund” section of the Prospectus.

17.	Staff Comment: The Staff notes that it appears the Fund will invest in below investment grade bonds. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and the information concerning the relevant factors referenced in the release adopting Rule 22e-4. See IC 32315 at pages 154-155.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: As a general matter, the Registrant understands that Section 22(e) under the 1940 Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and therefore that the Fund must maintain sufficient liquidity to meet redemption requests. The Fund’s investment adviser, investment sub-adviser and the Registrant have evaluated the liquidity of the asset classes in which the Fund will invest and believe the Fund’s investment strategy is appropriate for an open-end fund structure.

The Fund’s investment adviser and investment sub-adviser have communicated the following information to Registrant:

The Registrant has adopted a Liquidity Risk Management Program (the “Program”) that, among other things, requires the Program administrator (the “LRMP Administrator”) to assess and review at least annually the Fund’s liquidity risk. In assessing liquidity risk, the LRMP Administrator considers the Fund’s ability to meet potential cash outflows related to investor redemptions. In addition, although the Fund’s investment adviser and investment sub-adviser expect the Fund to typically meet redemption requests by using holding of cash or cash equivalents and/or proceeds from the sale of portfolio holdings, the Fund also reserves the right to distribute redemption proceeds in-kind (instead of cash), access a line of credit, or borrow through other sources to meet redemption requests.

The Fund has not begun investment operations and does not currently have any portfolio holdings. The Fund expects, however, to classify its investments in accordance with the Program when the Fund begins investment operations. For assets and other instruments of the type in which the Fund expects to invest principally, the Fund expects to consider a wide variety of relevant market, trading and investment-specific factors in classifying such assets and other instruments, including estimated trading volume information and estimated settlement periods. The Fund will also consider the amounts of the holdings the Fund reasonably anticipates selling and whether selling at those amounts would significantly change the market value of such investment. Based on this and other information, the Fund expects that few of its anticipated holdings would be classified as illiquid under current market conditions. In addition, the Fund’s process for classifying the liquidity of the Fund’s investments also addresses certain significant market or issuer-specific events that may indicate a change in an investment’s liquidity and call for the re-classification of such investment, when determined appropriate under the Program.

In addition, due to the frequency of trades in issuers in the Fund’s investment universe, the Fund expects to be able to obtain pricing vendor evaluations, including from ICE Data Services, for all or substantially all of its holdings at the time the Fund begins its investment operations and to have other market data readily available to it to assess the reliability of those evaluations. If the Registrant’s pricing vendor is unable to provide a price for a security held by the Fund, the Fund’s Program administrator will seek one or more broker quotes for the security. If neither option is available, the security will be priced at fair value in accordance with applicable regulation and the Fund’s valuation procedures.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

The Fund’s investment sub-adviser has informed the Registrant of the following, has been informed of the below by the Fund’s investment sub-adviser which is included to address the ALPS/Smith Balanced Opportunity Fund, but is also generally applicable to the ALPS/Smith Credit Opportunities Fund:

The portion of the Fund that will be invested in non-investment grade securities will include instruments in the high yield bond, loan, preferred stock and securitized markets, all of which are very large markets.

The information provided in this paragraph is as of August 2020 with respect to data regarding the high yield bond market and as of October 2019 with respect to LSTA data regarding the loan market. For example, the two largest non-investment grade areas of focus, high yield bonds and loans, are each over one trillion in outstanding debt (the Bloomberg Barclays US Corporate High Yield market encompasses $1.4 trillion of outstanding bonds and the loan market is estimated by the LSTA as $1.2 trillion) and have estimated daily trading volumes of $9 billion and $3 billion respectively (sourcing TRACE YTD for HY bonds and LSTA for loans).

Generally speaking, the investment sub-adviser has indicated that the Fund will be investing in securities that are part of these large markets and are broadly distributed from an origination and ownership perspective, and liquidity of the individual securities and the Fund overall are important considerations for the investment manager. For example, securities with small outstanding issues sizes and limited trading volumes are not expected to be large holdings of the Fund, and the Fund does not expect to take any position in a bond or loan where it would be the only holder. Furthermore, the Fund’s investment sub-adviser believes that the Fund’s liquidity profile is further enhanced by investing across a number of non-investment grade asset classes, in conjunction with the Fund’s anticipated holdings in investment grade bonds, U.S. Treasuries and cash.

18.	Staff Comment: Given the statement that the Fund does not typically expect to use derivatives, please consider whether the use of derivatives is a principal investment strategy for the Fund. If not, please remove the disclosure related to the Fund’s use of derivatives from the “Principal Investment Strategies of the Fund” section on page 3 of the Prospectus. Otherwise, please revise the disclosure to specify whether the Fund will engage in OTC derivatives, include each type of derivative the Fund may use and add attendant risks to the “Principal Risks of the Fund” section.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Please consider the observations contained in the Letter from Barry Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute dated July 20, 2010, and IM Guidance Update No. 2013-05 “Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests.”

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Fund may use derivatives for hedging purposes but does not anticipate that the use of derivatives will be a principal investment strategy of the Fund at this time. The “Principal Investment Strategies of the Fund” section of the Prospectus has been revised accordingly.

19.	Staff Comment: If applicable, please add to the “Principal Investment Strategies of the Fund” section disclosure regarding the type of options the Fund may hold and the Fund’s role with respect to such options.

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Fund may sell covered call options, but the sale of covered call options is not currently contemplated as a principal strategy of the Fund. Therefore, no changes have been made to the “Principal Investment Strategies of the Fund” section of the Prospectus.

20.	Staff Comment: Please consider adding a paragraph break prior to the fourth sentence of the second paragraph contained within the “Principal Investment Strategies of the Fund” section of the Prospectus.

Registrant’s Response: Comment complied with.

21.	Staff Comment: The Staff notes that the “Principal Risks of the Fund” section beginning on page 4 of the Prospectus includes approximately thirty (30) principal risks. Please consider whether each risk contained in this section is a principal risk of the Fund, and to the extent a risk is not principal, relocate such risk elsewhere in the Prospectus.

Registrant’s Response: Comment complied with. Registrant has removed certain risks from the “Principal Risks of the Fund” section of the Prospectus and re-designated such risks as non-principal risks of the Fund in the “Discussion of Principal and Non-Principal Risks” section of the Prospectus.

22.	Staff Comment: Please consider presenting the principal risks of the Funds by order of importance. Refer to the speech given by Dalia Blass at the ICI Securities Law Developments Conference on October 25, 2018.

Registrant’s Response: Based on information from the Funds’ investment adviser and investment sub-adviser, Registrant notes that each Fund’s “Principal Risks of the Fund” section in the Prospectus is currently listed by order of importance. Accordingly, no changes have been made to the order of risks in such sections of the Prospectus.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

23.	Staff Comment: The Staff notes that the SAI includes disclosure regarding risks associated with COVID-19. Please consider relocating such disclosure to the Prospectus or explain why COVID-19 is not a principal risk of the Fund.

Registrant’s Response: Comment complied with.

24.	Staff Comment: The Staff notes that many of the risks contained in the “Principal Risks of the Fund” are general discussions. Please consider revising the risks to contain discussions more specific to the operations of the Funds. See Items 4(b) and (9)(c) of Form N-1A.

Registrant’s Response: Comment complied with.

25.	Staff Comment: Please define “TIPS” in the “Interest Rate Risk” contained on page 4 of the Prospectus. If the use of Treasury Inflation-Protected Securities (“TIPS”) is a principal strategy of the Fund, please add associated disclosure to the “Principal Investment Strategies of the Fund” section of the Prospectus.

Registrant’s Response: Registrant has revised the “Interest Rate Risk” to define “TIPS.” Based on information from the Fund’s investment adviser and investment sub-adviser, the use of TIPS is not is not currently contemplated as a principal investment strategy of the Fund, and therefore, no corresponding changes have been made to the “Principal Investment Strategies of the Fund” section of the Prospectus.

26.	Staff Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section contains a “Mortgage-Backed and Asset-Backed Securities Risk” on page 5 of the Prospectus. If the use of asset-backed securities is a principal strategy of the Fund, please add associated disclosure in the Fund’s principal investment strategies section.

Please also consider adding to the “Mortgage-Backed and Asset-Backed Securities Risk” (and any other applicable risks of the Fund) disclosure regarding extension and pre-payment risk. If appropriate, please consider adding “Call Risk” as a principal risk of the Fund.

Registrant’s Response: Comment complied with. The “Principal Investment Strategies of the Fund” and “Principal Risks of the Fund” sections of the Prospectus have been updated to include the requested disclosures and risks.

27.	Staff Comment: Please consider revising the “Non-U.S. Securities Risk” contained in the “Principal Risks of the Fund” section of the Prospectus to include a more specific discussion of the risks associated with the Fund’s investment in non-U.S. Securities.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Comment complied with. The “Non-U.S. Securities Risk” has been replaced as follows:

“Non-U.S. Securities Risk. The Fund may invest in non-U.S. securities. Investments in non-U.S. securities may experience additional risks compared to investments in securities of U.S. companies. The risks to the Fund may include foreign currency fluctuations, generally higher volatility and lower liquidity than U.S. securities, less developed securities markets and economic systems and political and economic instability.

Furthermore, non-U.S. taxes also could detract from performance of the non-U.S. securities in which the Fund invests and in turn could negatively impact the performance of the Fund. Companies based in non-U.S. countries may not be subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States. Therefore, their financial reports may present an incomplete, untimely or misleading picture of a non-U.S. company, as compared to the financial reports of U.S. companies. To the extent the Fund invests in foreign debt securities, such investments are sensitive to changes in interest rates.”

ALPS/Smith Credit Opportunities Fund

28.	Staff Comment: The Staff notes that the Fund’s name includes “credit,” which is a type of investment subject to the requirements of Rule 35d-1 of the 1940 Act. Please include an 80% policy to invest in credit securities and include a specific definition of credit securities for the purposes of the 80% test. Please also include disclosure regarding the composition of the remaining 20% of the Fund’s assets.

Registrant’s Response: While the Registrant believes the term “credit” does not necessarily implicate the requirements of Rule 35d-1 under the 1940 Act, the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised to include the following language:

“Under normal circumstances, the Fund invests at least 80% of the aggregate of its net assets and borrowings for investment purposes in credit and credit related instruments. For purposes of this policy, the Fund considers credit and credit related instruments to include, without limitation: (i) secured and unsecured floating rate and fixed rate loans; (ii) investments in corporate debt obligations, including bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal; (iii) debt issued by governments, their agencies, instrumentalities, and central banks; (iv) commercial paper and short-term notes; (v) preferred stock; (vi) equity and debt tranches of collateralized loan obligations, or “CLOs,” loan accumulation facilities and securities issued by other securitization vehicles, such as credit-linked notes and collateralized bond obligations or “CBOs”; (vii) convertible debt securities; (viii) certificates of deposit, bankers’ acceptances and time deposits; and (ix) other credit-related instruments. The Fund’s investments in derivatives, other investment companies, and other instruments designed to obtain indirect exposure to credit and credit related instruments are counted towards the Fund’s 80% investment policy to the extent such instruments have similar economic characteristics to the investments included within that policy.”

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

29.	Staff Comment: The first sentence of the “Principal Investment Strategies of the Fund” section states that the Fund will invest in non-U.S. debt securities. Please clarify whether the non-U.S. debt securities in which the Fund will invest includes both developed and emerging markets, and add attendant risks to the “Principal Risks of the Fund” section.

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, investment in non-U.S. debt securities is currently contemplated as a non-principal investment strategy of the Fund. Therefore, references to the Fund investing in non-U.S. debt securities has been removed from the “Principal Investment Strategies of the Fund” section of the Prospectus.

30.	Staff Comment: Please revise the “Fixed Income Securities Risk” contained within the “Principal Risks of the Fund” section on page 4 of the Prospectus to include disclosure regarding dollar weighted average maturity and duration for the fixed income securities in which the Fund may invest. If no particular target, please so state.

Registrant’s Response: Comment complied with. The “Fixed Income Securities Risk” has been revised to include the following disclosure:

“The Fund does not have a targeted dollar weighted average maturity or duration for the fixed-income securities in which the Fund invests.”

31.	Staff Comment: Please confirm whether derivatives are used to determine the Fund’s compliance with its 80% investment policy in accordance with Rule 35d-1 under the 1940 Act. If derivatives are included for purposes of the 80% test, please confirm that the derivatives will be valued on a mark-to-market basis and add associated disclosure.

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Fund intends to use derivatives as part of determining compliance with any investment minimums imposed by Rule 35d-1, and confirms that any such derivatives will be valued on a mark-to-market basis. Corresponding disclosure has been added to the “Principal Investment Strategies of the Fund” section of the Prospectus.

32.	Staff Comment: The “Principal Investment Strategies of the Fund” section states that “[u]nder normal circumstances, the Fund may invest up to 65% of its net assets in below investment grade securities.” Please disclose the types of below investment grade securities in which the Fund will invest and what tranches apply. The Staff may have additional comments based on the response.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, the Fund’s investment in below investment grade securities will be predominantly in high-yield bonds and bank loans. The “Principal Investment Strategies of the Fund” section of the Prospectus has been updated to include reference to the Fund’s investments in high-yield bonds and bank loans and the applicable tranches.

33.	Staff Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section states that the Fund may invest in convertible securities and preferred stock. If the Fund expects to invest in contingent convertible securities (“CoCos”), please include related disclosure. Such disclosure should include, the nature of and extent to which, the Fund will invest in CoCos, the credit quality of such investments, and any triggers. Please also add attendant risks to the “Principal Risks of the Fund section of the Prospectus.

Please confirm supplementally to the Staff the amount of Fund assets that will be invested in CoCos.

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, investment in CoCos is not currently contemplated as a principal investment strategy of the Fund. Therefore, Registrant respectfully declines to add associated disclosure to the “Principal Investment Strategies of the Fund” and “Principal Risks of the Fund” sections of the Prospectus.

34.	Staff Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section of the Prospectus states, “[t]he portfolio managers believe that by investing in multiple sectors that potentially have low correlation to each other, the Fund’s overall volatility may be reduced.” Please explain in plain English how low correlation may lead to lower volatility.

Registrant’s Response: The above referenced sentence contained in the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

“The portfolio managers believe that by investing in multiple sectors that potentially have low correlation to each other (prices that do not move together), the strategy will benefit from diversification and the Fund’s overall volatility may be reduced.”

35.	Staff Comment: Please disclose the applicable ratings and tranches of the Fund’s investments in the “Principal Investment Strategies of the Fund” and include attendant risks in the “Principal Risks of the Fund” section of the Prospectus. Please confirm supplementally to the Staff that the Fund does not intend to concentrate in a specific sector or industry. Otherwise, please revise the “Principal Investment Strategies of the Fund” section of the Prospectus accordingly.

Registrant’s Response: Comment complied with. The “Principal Investment Strategies of the Fund” section of the Prospectus has been revised to include disclosure regarding the applicable ratings and trances of the Fund’s investments. Registrant confirms that the Fund does not intend to concentrate in a specific sector or industry but will review the Fund’s investments on an ongoing basis to monitor whether additional disclosure or risks are necessary.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

36.	Staff Comment: Please revise the “Principal Investment Strategies of the Fund” section of the Prospectus to indicate the types of equity securities in which the Fund may invest and the applicable market capitalizations of such securities. Please also add attendant risks to the “Principal Risks of the Fund” section of the Prospectus.

Registrant’s Response: Comment complied with.

37.	Staff Comment: Please consider whether the use of derivatives is a principal investment strategy for the Fund. If not, please remove the disclosure related to the Fund’s use of derivatives from the “Principal Investment Strategies of the Fund” section on page 3 of the Prospectus. Otherwise, please revise the disclosure to specify whether the Fund will engage in OTC derivatives, include each type of derivative the Fund may use and add attendant risks to the “Principal Risks of the Fund” section.

Please consider the observations contained in the Letter from Barry Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute dated July 20, 2010, and IM Guidance Update No. 2013-05 “Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests.”

Registrant’s Response: Based on information from the Fund’s investment adviser and investment sub-adviser, investment in derivatives is not currently contemplated as a principal risk of the Fund. Accordingly, the discussion of the derivatives has been moved to the “What are the Non-Principal Strategies of the Funds?” section of the Prospectus.

38.	Staff Comment: Please omit from the first paragraph of the final paragraph in the “Principal Investment Strategies of the Fund” section of the Prospectus “such as,” and confirm supplementally to the Staff that all investments and strategies of the Fund are principal and have been disclosed.

Registrant’s Response: Comment complied with. Registrant has omitted “such as” from the final paragraph of the “Principal Investment Strategies of the Fund” within the Prospectus. Based on information from the Fund’s investment adviser and investment sub-adviser, Registrant also confirms that all investments and strategies included in the “Principal Investment Strategies of the Fund” are principal and have been disclosed.

39.	Staff Comment: The Staff notes that it appears the Fund will invest in below investment grade bonds. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and the information concerning the relevant factors referenced in the release adopting Rule 22e-4. See IC 32315 at pages 154-155.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Please see the response to Comment 17 above. Registrant notes that the analysis described in response to Comment 17 is also applicable to the Fund.

40.	Staff Comment: Please revise the “Principal Investment Strategies of the Fund” section of the Prospectus to omit open-ended terms, including, for example, “other floating rate bonds, notes and loans.” Please specify the types of loans and notes in which the Fund will invest and include attendant risks in the “Principal Risks of the Fund” section of the Prospectus.

Registrant’s Response: Comment complied with. Registrant has revised the “Principal Investment Strategies of the Fund” section of the Prospectus to omit such open-ended terms.

41.	Staff Comment: To the extent applicable, please include in the “LIBOR Replacement Risk” the risk associated with floating rate instruments that do not include fall back provisions, the impact on liquidity and the transition to another rate.

Registrant’s Response: Comment complied with. Registrant has added the below language to the “LIBOR Replacement Risk.”

“The transition process away from LIBOR may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The potential effect of a discontinuation of LIBOR on the Fund’s investments will vary depending on, among other things: (1) existing fallback provisions that provide a replacement reference rate if LIBOR is no longer available; (2) termination provisions in individual contracts; and (3) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR until new reference rates and fallbacks are commercially accepted.”

Given the implementation timetable, the Funds will continue to review their disclosures and update them as the impact of the discontinuation of LIBOR becomes clearer.

42.	Staff Comment: The Staff notes that the disclosure provided in response to Item 4 of Form N-1A should be a summary of the disclosure provided in response to Item 9 of Form N-1A. The disclosure contained in the “What are each Fund’s Principal Investment Strategies?” section of the Prospectus is identical to the disclosure contained in the Funds’ summary sections. See IM Guidance Update No. 2014-08 “Guidance Regarding Mutual Fund Enhanced Disclosure” and revise accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Comment complied with. The “Principal Investment Strategies of the Fund” section for each Fund has been revised to reflect a summary of the disclosure contained in the “What are each Fund’s Principal Investment Strategies?” section of the Prospectus.

43.	Staff Comment: For all sections following the disclosure provided in response to Item 4 of Form N-1A, please confirm all principal strategies and risks of the Funds are disclosed.

Registrant’s Response: Based on information from the Funds’ investment adviser and investment sub-adviser, Registrant confirms that all principal investment strategies and principal risks of each Fund are disclosed.

44.	Staff Comment: The “Derivative Securities” section on page 18 of the Prospectus includes reference to swap agreements. Please disclosure the types of swap agreements in which the Funds may invest and if applicable, add associated disclosure the “Principal Strategies of the Fund” section of the Prospectus.

Registrant’s Response: As further discussed in response to Comments 18 and 37 above, the use of derivatives is not currently contemplated as a principal investment strategy of either Fund. Therefore, the “Derivatives Securities” section on page 18 of the Prospectus has been moved to the “What are the Non-Principal Strategies of the Funds?” section of the Prospectus and has been updated to include disclosure regarding the types of swap agreements in which the Funds may invest.

45.	Staff Comment: The “Temporary Defensive Investments” section on page 20 of the Prospectus includes reference to the use of derivatives. Please explain how investing in derivatives, including how investing 100% of the Fund’s assets in derivatives, is an appropriate defensive strategy. The Staff may have additional comments depending on the response.

Registrant’s Response: Each Fund may use the referenced derivative instruments to, among other purposes, adjust the Fund’s portfolio exposure quickly and efficiently as part of its implementing temporary defensive strategies. For example, a Fund might use interest rate futures to reduce the duration of the Fund’s portfolio and/or may purchase credit default swaps to reduce the Fund’s exposure to credit risk when doing so allows the Fund to more quickly and/or efficiently adopt temporary defensive positions (as compared to turning over a significant portion of the Fund’s portfolio). Registrant respectfully submits that the use of derivative instruments in this manner and others can be an appropriate part of effecting temporary defensive positions inconsistent with the Funds’ principal investment strategies and that the disclosure is consistent with Instruction 6 to Item 9(b)(1) of Form N-1A. In addition, based on information from the Funds’ investment adviser and investment sub-adviser, the Funds do not intend to invest 100% of a Fund’s assets in derivatives for temporary defensive purposes.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

46.	Staff Comment: To the extent any of the risks disclosed in the “Discussion of Principal and Non-Principal Risks” section beginning on page 21 of the Prospectus are not principal risks of either Fund, please consider moving such risk to the SAI. Please also consider including separate sections for principal risks and non-principal risks for clarity.

Registrant’s Response: In connection with the next annual update to the Registrant’s registration statement, the Funds’ Prospectus will be consolidated into a larger prospectus with other series of the Trust. Therefore, Registrant respectfully declines to make the requested changes as the Prospectus is formatted for consistency with the prospectus into which the Funds will be consolidated.

47.	Staff Comment: Please confirm whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities will be posted on the Funds’ website, and add additional information to the Prospectus. See Item 9(d) of Form N-1A.

Registrant’s Response: Based on information from the Funds’ investment adviser, while the SAI, which includes a discussion of the Funds’ policies and procedures with respect to the disclosure of portfolio holdings information is posted on the Funds’ website, a separate description such policies and procedures will not be posted on the Funds’ website. Accordingly, Registrant respectfully declines to add the requested disclosure.

* * * * *

Staff Comments Provided on September 11, 2020:

General

48.	Staff Comment: The Staff notes that some of their comments may be directed to certain pages of the Prospectus that refer to only one Fund; however, these comments may also apply to the disclosures for multiple funds. The Registrant should review the Registration Statement as a whole to determine other areas where such comments may apply.

Registrant’s Response: Comment complied with.

Annual Fund Operating Expenses Tables

49.	Staff Comment: The Staff notes that footnote 2 to the Annual Fund Operating Expense Table uses different formulations to refer to what appears to be the same contractual arrangement, e.g., “Expense Agreement” and “letter agreement.” Please use a single description for such arrangement throughout the registration statements, including Part C and related exhibits.

Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

ALPS/Smith Balanced Opportunity Fund

50.	Staff Comment: In light of the clarification in your response to Comment 16 above indicating that non-agency mortgage-backed securities will not be a principal investment strategy of the Fund, please add the term “agency” before the reference to “mortgage-backed securities” in the third paragraph, first sentence of the Principal Investment Strategies section.

Registrant’s Response: Comment complied with.

51.	Staff Comment: In that same sentence, please provide additional detail about the “short-term securities” mentioned at the end of such sentence. As part of your response, please make appropriate confirming changes, if any, to Item 4 and Item 9 of the Prospectus.

Registrant’s Response: Comment complied with. Based on information from the Fund’s investment adviser and investment sub-adviser, Registrant has revised the “Principal Investment Strategies of the Fund” section to include the requested disclosure.

52.	Staff Comment: Please add a brief discussion of each Fund’s strategy for selling its portfolio holdings.

Registrant’s Response: Comment complied with.

53.	Staff Comment: In light of the clarification in your response to Comment 25 above indicating that TIPS will not be a principal investment strategy of the Funds, please consider removing the reference to TIPS in the “Interest Rate Risk” paragraph, and to the extent appropriate, moving such disclosure to another section of the Prospectus or SAI.

Registrant’s Response: Comment complied with.

54.	Staff Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section refers to investments in mortgage-backed securities, while the disclosure in the “Principal Risks of the Fund” section refers to “Mortgage-backed and Asset-backed Securities Risk.” Please conform these two sections, and make conforming changes throughout the Prospectus and SAI.

Registrant’s Response: Comment complied with.

55.	Staff Comment: In accordance with the “plain English” approach to disclosure, please remove the word “variety” from the first sentence of the “Loan Risk” To the extent bank loans are to be a principal investment strategy of the Fund, include such securities under that section of the Prospectus. In addition, please consider whether this risk might be characterized as “Bank Loan Risk.” Please also provide additional information about the consequences of failure to settle a trade within the seven day period, and what short-term liquidity opportunities would be available to the Fund to facilitate payments relating to shareholder redemption requests.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Comment complied with. Registrant has revised the “Loan Risk” disclosure accordingly.

ALPS/Smith Credit Opportunities Fund

56.	Staff Comment: Please separate the first paragraph of the Principal Investment Strategies section into two paragraphs. Please provide additional disclosure regarding the term “other investment companies” and add Item 4 and Item 9 disclosure. if appropriate.

Registrant’s Response: Comment complied with. Registrant has clarified the reference to “other investment companies” to the “Principal Investment Strategies of the Fund” section.

Based on information from the Fund’s investment sub-adviser, investment in other investment companies is not currently contemplated as a principal investment strategy of the Fund and disclosure is only included in the “Principal Investment Strategies of the Fund” section to indicate the extent to which such investments would be included for the purposes of the Fund’s 80% test. Registrant respectfully notes that disclosure regarding the Funds’ ability to invest in other investment companies is included in the “What are the Non-Principal Strategies of the Funds” and the “Discussion of Principal and Non-Principal Risks” sections of the Prospectus. Accordingly, Registrant respectfully declines to add any additional Item 4 or Item 9 disclosure.

57.	Staff Comment: In the same sentence, in item (ix) “other credit-related investments,” please remove the term “other,” clarify the use of this term, and add Item 4 and Item 9 disclosure, if appropriate.

Registrant’s Response: Comment complied with. While the Fund cannot contemplate all types of credit-related investments that may arise in the future, the reference to “other credit-related investments” has been revised to limit the scope of such investments to those with characteristics similar to the ones listed earlier in the applicable sentence Accordingly, Registrant respectfully declines to add any additional Item 4 or Item 9 disclosure.

58.	Staff Comment: In light of the clarification in your response to Comment 15 above, please disclose in the Principal Investment Strategies section, each Fund’s investment strategy with respect to maturity and duration of the securities held by such Fund.

Registrant’s Response: Comment complied with.

59.	Staff Comment: In the first sentence of the Principal Investment Strategies section, in accordance with the “plain English” approach to disclosure, please remove the words “without limitation.” Please also review the document for similar terms and make revisions accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

September 14, 2020

Registrant’s Response: Comment complied with.

60.	Staff Comment: Please provide additional disclosure about the bank loans such as whether such bank loans will be secured or unsecured, and other similar characteristics.

Registrant’s Response: Comment complied with.

61.	Staff Comment: In light of the clarification in your response to Comments 18 and Comment 31 above, please indicate whether each Fund will buy or write options, and whether each Fund will use put or call options. If a Fund will write credit default swaps (“CDS”), please add disclosure the for asset segregation purposes, such Fund will segregate the full notional amount to cover the CDS obligation.

Registrant’s Response: Based on information from the Funds’ investment adviser and investment sub-adviser, the Prospectus has been revised to indicate that the Funds may buy or write both puts and calls as non-principal investment strategies of the Funds. Based on information from the Funds’ investment adviser and investment sub-adviser, Registrant notes that the Funds do not currently intend to write credit default swaps (CDS). To the extent that a Fund did write a CDS, the Funds’ investment adviser and investment sub-adviser have confirmed to Registrant that such Fund would segregate the full notional amount to cover such CDS obligation.

62.	Staff Comment: Please review the Risk Chart included in the “Discussion of Principal and Non-Principal Risks” section and related risk disclosures to confirm consistency between the Item 4 and Item 9 disclosures for each Fund.

Registrant’s Response: Comment complied with. Registrant confirms that each Fund’s Item 4 principal risks correspond to the Item 9 principal risks noted in the Risk Chart included in the “Discussion of Principal and Non-Principal Risks” section of the Prospectus.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP